PRESS RELEASE



CARDO AB

Interim report, January - September 2001

Earnings for last year included non-recurring income relating to a pension refund of SEK 69 million. In the commentary below, Group earnings for last year are stated exclusive of this pension refund.

- **Inflow of orders: SEK 8,312 million (7,312), a rise of 4 percent for the current structure of the Group after adjustment for the effects of exchange rate movements.**
- **Invoiced sales: SEK 7,495 million (6,851), on a par with last year, exclusive of the effects of acquisitions and exchange rate movements.**
- **Earnings after financial items: SEK 342 million (374), exclusive of restructuring costs.**

The Group's inflow of orders during the period amounted to SEK 8,312 million (7,312), which is a rise of 4 percent for the current structure of the Group after adjustment for the effects of exchange rate movements.

Invoiced sales amounted to SEK 7,495 million (6,851). Adjusted for the effects of exchange rate movements, this is a rise of 2 percent, which is mainly attributable to company acquisitions.

Operating earnings during the period amounted to SEK 418 million (460), exclusive of restructuring costs of SEK 44 million at Cardo Pump, providing an operating margin of 5.6 percent (6.7).
In the third quarter, Cardo Door's earnings were affected by the fact that sales of residential garage doors in Germany remained weak. Cardo Pump's earnings, exclusive of restructuring costs, were better than during the corresponding quarter last year despite the fact that in Germany sales remained weak and margins lower. Cardo Rail's deliveries of completed orders were lower this quarter compared with the same period last year, resulting in somewhat lower earnings.

Earnings after financial items during the period amounted to SEK 342 million (374) exclusive of restructuring costs, providing a profit margin of 4.6 percent (5.5). Earnings per share after full tax were SEK 7.42 (8.01) exclusive of restructuring costs. Including this year's provision for restructuring and last year's non-recurring income, earnings per share were SEK 6.45 (9.67).

The impact of exchange rate movements on Group earnings is estimated to have been marginally beneficial.

Cardo Door

Cardo Door is one of the world's largest manufacturers of industrial doors and Europe's leading supplier of dock loading equipment. Cardo Door is also the market leader in the service of these products and one of Europe's largest manufacturers of residential garage doors.

For the current structure and adjusted for the effects of exchange rate movements, Cardo Door's inflow of orders was on a par with last year.

Demand for industrial doors, which account for slightly more than 40 percent of Cardo Door's sales, was somewhat weaker during the period compared with last year. For dock loading equipment, demand was on a par with last year, as it also was for residential garage doors except for in Germany where demand remained weak. The trend for service, which accounts for approximately a quarter of Cardo Door's sales, remained good.

Invoiced sales during the period amounted to SEK 3,615 million (3,276), which adjusted for the effects of exchange rate movements and company acquisitions is on a par with last year. Operating

Cardo AB (publ), Roskildevägen 1, Box 486, SE-201 24 Malmö, Sweden
Tel +46 40 35 04 00 • Fax +46 40 97 64 40
www.cardo.se

earnings amounted to SEK 233 million (250). During the third quarter, the fact that sales of residential garage doors in Germany remained weak had an adverse effect on earnings.

A series of major orders was received during the third quarter. In China, the import and export enterprise XAC Group ordered a 65x17-meter Megadoor door for a hangar in Xian, and an order for 72 industrial doors was received from Changchun Post Office. For a hangar project in Taiwan, 11 Megadoor doors were ordered, most of them measuring 7x28 meters. In the UK, the transport company TNT bought 20 dock loading systems and 44 industrial doors, and the tire manufacturer Dunlop bought 42 dock loading systems and 6 industrial doors. The supermarket chain Sainsbury's ordered 156 dock loading systems and 11 industrial doors - one of the biggest orders so far for Cardo Door's UK subsidiary. In Finland, Schenker East ordered 46 industrial doors and 28 shelters, and AvestaPolarit Chrome bought 28 big industrial doors and signed an extensive service contract at the same time. In Italy, the transport group CMC bought 61 industrial doors for a logistics center in Rome.

Cardo Pump
Cardo Pump is one of Europe's largest manufacturers of pumps, mixers and aerators and a global leader in the production of sophisticated measuring instruments for the pulp and paper industry.

After adjustment for the effects of exchange rate movements, the inflow of orders was 5 percent higher than last year, despite weak demand in Germany and the UK.

Demand increased in Cardo Pump's biggest segment, water and wastewater, as did demand from the process industry. In the building services segment, demand was somewhat lower than last year, mainly owing to the weak demand in Germany.

During the third quarter, a number of significant orders were received from the pulp and paper industry, including one for pumps for the papermaker AKPC in Thailand. The Nine Dragons company in China ordered 130 pumps and 42 mixers, an order that is a breakthrough for Cardo Pump in the Chinese paper-industry market. In the water and wastewater segment, orders received included a big one from Turkey for wastewater pumps and ones from Korea and Norway for 48 and 40 mixers respectively. In Dubai, an order was received for 24 big wastewater pumps.

Invoiced sales amounted to SEK 1,972 million (1,783), which adjusted for the effects of exchange rate movements is a rise of 2 percent. Operating earnings amounted to SEK 113 million (133) exclusive of restructuring costs as specified hereunder. Including these costs, earnings were SEK 69 million. Earnings for the third quarter were better than those for last year before provision for restructuring.

In connection with the half-yearly report, cost-saving measures were announced for Cardo Pump, especially as regards operations in markets with falling demand. The action program and its cost were decided upon and made public in early October. The program mainly comprises staff reductions and the closure of some regional offices. The cost amounts to SEK 44 million and has been charged to earnings for the third quarter. The measures are expected to improve earnings by approximately SEK 30 million and to take full effect as of 2003. The objective is to achieve an operating margin of 10 - 11 percent for the business area within a two-year period.

Cardo Rail
Cardo Rail is one of the world's largest manufacturers of brake systems and brake components for rail vehicles.

The inflow of orders during the period amounted to SEK 2,303 million, which adjusted for the effects of exchange rate movements is a rise of 12 percent compared with last year.

Orders received in the third quarter included two from the car builder Alstom in France relating to control and monitoring systems for brakes for commuter trains and high-speed trains for the French national railway company SNCF. Thanks to these orders, which are together worth SEK 62 million, Cardo Rail is strengthening its market leading position in France. The orders are part of frame agreements that cover further equipment worth a total of SEK 200 million and where orders and deliveries may be made in the next three years.

After the end of the period, Cardo Rail signed an agreement with the world's biggest car builder, Bombardier Transportation, under which Rail will supply the complete brake systems for Bombardier's new generation of electric commuter trains of the Talent type for the next six years. Thanks to the agreement, which covers equipment for 1,200 cars in all, Rail is strengthening its position as a system supplier in Europe in the electrically driven commuter trains segment, the fastest growing segment in the rail market. At the same time as the agreement was signed, the first order was also received. This relates to brake systems for 51 trains with a total of 193 cars for delivery to the Austrian national railway company ÖBB. This order is worth SEK 75 million and delivery will occur over a two-year period starting in the spring of 2002. ÖBB has an option on a further 400 cars of the same type.

Cardo Rail's invoiced sales amounted to SEK 1,908 million (1,792), which is a decrease of 1 percent adjusted for the effects of exchange rate movements. Operating earnings amounted to SEK 126 million (133). Deliveries of completed orders were lower during the third quarter compared with the same period last year, resulting in somewhat lower earnings. The operating margin for the whole year is still expected to be in line with the objective of 8-10 percent.

Liquidity and financing

At September 30, the Group's liquid assets stood at SEK 222 million (228) compared with SEK 225 million at the beginning of the year. In addition, there are unutilized credit facilities of approximately SEK 3.3 billion (2.6).

Cash flow from operations was SEK 246 million (398) after tax, which is equivalent to SEK 8.20 (13.27) per share. Adjusted for the effects of exchange rate movements on the change in working capital, cash flow was SEK 14.07 (14.60) per share after tax. The Group's gross investments, excluding company acquisitions, stood at SEK 223 million (214).

Net interest bearing debt at September 30 amounted to SEK 1,405 million (1,598) compared with SEK 1,265 million at the beginning of the year. The increase since the turn of the year is mainly attributable to the effects of exchange rate movements.

Equity amounted to SEK 3,435 million (2,854), which is equivalent to SEK 114.50 (95.15) per share.

The Group's equity ratio at September 30 was 42.9 percent (39.5).

Personnel

The number of employees in the Group at September 30 was 7,924 (7,778).

Structural changes

On January 1 2001 Cardo Door acquired all shares in the Danish dock loading equipment company Miflex Miljöexpert A/S. The Miflex group, which has a turnover of approximately SEK 80 million and employs 36 people, is included in Cardo Door's invoicing and earnings as of the date of acquisition.

Accounting and valuation principles

The interim report has been drawn up in accordance with the new recommendation RR 20 of the Swedish Financial Accounting Standards Council concerning interim reports and using the same accounting and valuation principles as in the annual report for the year 2000 with two exceptions. The accounting principles in respect of income taxes and revenues have been adapted to comply with the new recommendations RR 9 and RR 11 of the Swedish Financial Accounting Standards Council. This adaptation has been reported as a change of accounting principle and has resulted in SEK 42 million being credited to equity brought forward at the same time as the comparative figures for the year 2000 have been adjusted. The Group's tax rate, re-calculated in accordance with the new accounting principles, amounted to 34 percent for the year 2000. The same tax rate is expected for the current year.

The parent company
The parent company's earnings after financial items amounted to SEK 66 million (161), its gross investments to SEK 0 million (0) and its liquid assets to SEK 1 million (2) as against SEK 1 million at the beginning of the year.

Market prospects
There continues to be great uncertainty regarding the economic trend in the near future, not least when it comes to the important German market. As regards Cardo, the Group is still considered to be capable of showing greater growth than that of the underlying market during the year through the growth efforts that have been made. These market prospects are unchanged compared with those published in the report for the first half-year.

Malmö, Sweden, November 7 2001

Cardo AB (publ)

Kjell Svensson
President and CEO

This report has not been subjected to special examination by the Company's auditors.

Cardo's report on operations for the whole of 2001 will be published on February 14 2002.

Enclosed:
1. Invoiced sales, operating earnings and operating margin by business area
2. Consolidated income statement and balance sheet in brief
3. Consolidated cash flow statement in brief
4. Group financial summary

For further information, please contact:
Kjell Svensson, President and CEO, phone +46 40 35 04 53, +46 40 35 04 00
Göran Axeheim, Executive Vice President and CFO, phone +46 40 35 04 42, +46 40 35 04 00
Christer Roskvist, Head of Public Relations, phone +46 40 35 04 25, +46 40 35 04 00

Cardo is an international engineering group with a turnover of approximately SEK 10 billion. Cardo holds a strong position in the markets for doors, pumps and rail-vehicle brake systems. Cardo has subsidiaries in about 30 countries with the focal point resting in western Europe, and roughly 8000 employees.

CARDO AB

Invoiced sales

SEK million	3 months July-Sept 2001	3 months July-Sept 2000	9 months Jan-Sept 2001	9 months Jan-Sept 2000	12 months Oct 00 - Sept 01	Whole year 2000
Door	1 238	1 121	3 615	3 276	5 061	4 722
Pump	666	572	1 972	1 783	2 726	2 537
Rail	601	572	1 908	1 792	2 643	2 527
Invoiced sales	2 505	2 265	7 495	6 851	10 430	9 786

Operating earnings

SEK million	3 months July-Sept 2001	3 months July-Sept 2000	9 months Jan-Sept 2001	9 months Jan-Sept 2000	12 months Oct 00 - Sept 01	Whole year 2000
Door	96	106	233	250	457	474
Pump	40	35	113	133	200	220
Rail	40	45	126	133	206	213
Other items [1]	-16	-16	-54	-56	-75	-77
Non-recurring items	-44 [2]	-	-44 [2]	69 [3]	-44 [2]	69 [3]
Operating earnings	116	170	374	529	744	899

[1] Made up of the parent company, other central units and Group adjustments.

[2] Restructuring provision at Cardo Pump.

[3] Pension refund.

Operating margin

%	3 months July-Sept 2001	3 months July-Sept 2000	9 months Jan-Sept 2001	9 months Jan-Sept 2000	12 months Oct 00 - Sept 01	Whole year 2000
Door	7.8	9.5	6.4	7.6	9.0	10.0
Pump	6.0	6.1	5.7	7.5	7.3	8.7
Rail	6.6	7.9	6.6	7.4	7.8	8.4
Group excl. non-recurring items	6.4	7.5	5.6	6.7	7.6	8.5
Group incl. non-recurring items	4.7	7.5	5.0	7.7	7.1	9.2

CARDO AB

Consolidated income statement in brief

SEK million	3 months July-Sept 2001	3 months July-Sept 2000	9 months Jan-Sept 2001	9 months Jan-Sept 2000
Invoiced sales	2 505	2 265	7 495	6 851
Cost of goods sold	-1 716	-1 523	-5 133	-4 641
Gross earnings	**789**	**742**	**2 362**	**2 210**
Selling and administrative expenses	-604	-552	-1 873	-1 689
Other operating income and expenses - net	-69 [1]	-20	-115 [1]	8 [2]
Operating earnings [3]	**116**	**170**	**374**	**529**
Financial items	-26	-31	-76	-86
Earnings after financial items	**90**	**139**	**298**	**443**
Tax	-30	-47	-101	-150
Minority share	-1	-1	-3	-3
Net earnings for the period	**59**	**91**	**194**	**290**
Earnings per share, SEK	1.94	3.06	6.45	9.67
Number of shares, thousand	30 000	30 000	30 000	30 000

[1] Including restructuring provision of SEK 44 million at Cardo Pump.

[2] Including pension refund of SEK 69 million.

[3] Operating earnings have been charged with depreciation and

amortization amounting to	98	89	288	260
Whereof goodwill	29	26	84	77

Consolidated balance sheet in brief

SEK million	30-09-2001	31-12-2000
Assets		
Intangible fixed assets	1 422	1 372
Tangible fixed assets	1 495	1 382
Financial fixed assets	229	183
Inventories	1 750	1 393
Current receivables	2 906	2 701
Short-term investments, cash and bank balances	222	225
Total assets	**8 024**	**7 256**
Equity and liabilities		
Equity	3 435	3 172
Minority interest	8	9
Interest bearing provisions and liabilities	1 647	1 506
Non-interest bearing provisions and liabilities	2 934	2 569
Total equity and liabilities	**8 024**	**7 256**
Contingent liabilities	71	28

Equity

	30-09-2001	30-09-2000
Equity brought forward as per approved balance sheet for last year	3 130	2 635
Effect of change of accounting principles	42	93
Equity brought forward adjusted in accordance with new accounting principles	3 172	2 728
Dividend to shareholders	-210	-180
Translation differences	279	16
Net earnings for the period	194	290
Closing balance	3 435	2 854

CARDO AB

Consolidated cash flow statement in brief

SEK million	9 months Jan-Sept 2001	9 months Jan-Sept 2000
Earnings after financial items	298	443
Pension refund	27	-53
Depreciation and amortization	288	260
Funds generated by operations	613	650
Change in working capital	-209	-210
Cash flow from operations before tax	**404**	**440**
Tax paid	-158	-42
Cash flow from operations after tax [1]	**246**	**398**
Investments in intangible and tangible fixed assets	-223	-214
Disposal of intangible and tangible fixed assets	28	12
Acquisitions and disposals of companies	-38	-215
Change in long-term receivables	-2	-
Cash flow from investments	-235	-417
Change in interest bearing receivables	-4	-16
Change in interest bearing provisions and liabilities	182	98
Dividend to shareholders	-210	-180
Cash flow from financing	-32	-98
Net cash flow effect on liquid funds	**-21**	**-117**
[1] Cash flow adjusted for effects of exchange rate movements on change in working capital	422	438

Change in net interest bearing debt

SEK million	Liquid funds	Interest bearing receivables, provisions and liabilities, net	Net interest bearing debt
Opening balance	225	-1 490	-1 265
Cash flow for the period	-21	-178	-199
Net interest bearing debt in acquired companies	-	-5	-5
Translation differences	18	46	64
Closing balance	**222**	**-1 627**	**-1 405**

CARDO AB

Group financial summary

Amounts in SEK million unless otherwise stated	Whole year				January-September	
	1997	1998	1999	2000	2000	2001
Invoiced sales	7 983	8 994	9 489	9 786	6 851	**7 495**
Operating earnings	567	527	783	899	529	**374**
Earnings after financial items	504	654	695	789	443	**298**
Operating margin, %	7.1	5.9	8.2	9.2	7.7	**5.0**
Profit margin, %	6.3	7.3	7.3	8.1	6.5	**4.0**
Interest cover, times	5.9	6.2	7.7	7.1	5.5	**4.4**
Investments, gross	201	235	266	300	214	**223**
Cash flow from operations after tax	250	435	900	776	398	**246**
Degree of self-financing, %	124	185	338	259	186	**110**
Fixed assets	2 304	2 583	2 576	2 937	2 903	**3 146**
Current assets	3 898	5 200	4 122	4 319	4 336	**4 878**
Total assets	6 202	7 783	6 698	7 256	7 239	**8 024**
Equity	2 057	2 373	2 635	3 172	2 854	**3 435**
Minority interest	166	135	8	9	9	**8**
Interest bearing provisions and liabilities	1 770	2 492	1 657	1 506	1 842	**1 647**
Non-interest bearing provisions and liabilities	2 209	2 783	2 398	2 569	2 534	**2 934**
Average capital employed	3 366	4 124	4 376	4 550	4 454	**4 873**
Net interest bearing debt	1 498	1 975	1 332	1 265	1 598	**1 405**
Turnover of capital employed, times	2.37	2.18	2.17	2.15	2.15 [1]	**2.14** [1]
Return on capital employed, %	18.0	18.9	18.3	20.2	19.8 [1]	**15.7** [1]
Return on equity, %	18.0	20.6	21.6	18.2	20.5 [1]	**13.1** [1]
Equity ratio, %	35.8	32.2	39.5	43.8	39.5	**42.9**
Debt/equity ratio, times	0.8	1.0	0.6	0.5	0.6	**0.5**
Net debt/equity ratio, times	0.7	0.8	0.5	0.4	0.6	**0.4**
Average number of employees	7 377	7 855	7 743	8 135	7 778 [2]	**7 924** [2]
Per share data						
Earnings (after full tax), SEK	11.58	14.62	17.36	17.23	9.67	**6.45**
Dividend for the financial year, SEK	4.75	5.00	6.00	7.00	-	**-**
Equity, SEK	68.58	79.09	87.83	105.74	95.15	**114.50**
Cash flow from operations after tax, SEK	8.33	14.50	30.00	25.87	13.27	**8.20**
Cash flow from operations after tax adjusted for effects of exchange rate movements on change in working capital, SEK	7.73	19.27	27.43	28.20	14.60	**14.07**
Number of shares, thousand	30 000	30 000	30 000	30 000	30 000	**30 000**

[1] Based on 12-month moving totals.

[2] Number of employees at the end of the period.

CARDO **PRESS RELEASE**

02 JAN 18 AM 8:25

World's biggest car builder chooses Cardo's brake systems for new commuter-train concept - first order worth SEK 75 million

Cardo's business area Rail and Bombardier Transportation Europe have signed a frame agreement that means that Rail will supply the complete brake systems for Bombardier's new generation of electric commuter trains of the Talent type for the next six years. Under the agreement, which covers equipment for 1,200 cars in all, Rail has received a first order worth SEK 75 million for 193 cars.

"This is the biggest frame agreement we have signed so far. The fact that Bombardier, the world's biggest car builder, is choosing Rail as a partner in this project confirms that we enjoy a strong position when it comes to modern brake technology," says Cardo's president and CEO Kjell Svensson.

"Thanks to this agreement, Rail is also strengthening its position as a system supplier in Europe in the electrically driven commuter trains segment, which is the fastest growing segment in the rail market."

The first order under the agreement has now been signed. It relates to complete brake systems for 51 trains with a total of 193 cars, which will be delivered to the Austrian national railway company ÖBB. The order is worth SEK 75 million. The equipment will be manufactured at Rail's plants in Sweden, Germany and Italy, and delivery will occur over a two-year period starting in the spring of 2002. ÖBB has an option on a further 400 cars of the same type.

"This order also signifies a breakthrough for us in Austria, since it will be our first delivery of complete brake systems for trains in this market," says Kjell Svensson.

Cardo Rail is a business area in the Cardo group and one of the world's largest manufacturers of brake systems for rail vehicles. Rail's turnover amounts to approximately SEK 2.5 billion. Marketing is conducted under the SAB WABCO trademark.

Malmö, Sweden, October 25 2001

Cardo AB (publ)

For further information, please contact:
Kjell Svensson, President and CEO, phone +46 40 35 04 53, +46 40 35 04 00
Christer Roskvist, Head of Public Relations, phone +46 40 35 04 25, +46 40 35 04 00

Cardo is an international engineering group with a turnover of approximately SEK 10 billion. Cardo holds a strong position in the markets for doors, pumps and rail-vehicle brake systems. Cardo has subsidiaries in about 30 countries with the focal point resting in western Europe, and roughly 8,000 employees.